UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Form 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 or 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported)   October 23, 2003

PEPCO HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-31403	52-2297449
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

701 Ninth Street, N. W., Washington, D. C	20068
(Address of principal executive offices	(Zip Code)

Registrant's telephone number, including area code   (202) 872-3526

(Former Name or Former Address, if Changed Since Last Report)

Item 7.   Financial Statements and Exhibits.

(c) Exhibits

Exhibit No.	Description of Exhibit	Reference
99	Earnings News Release of Pepco Holdings, Inc. dated as of October 23, 2003.	Included herewith.

Item 12.   Results of Operations and Financial Condition -- On October 23, 2003, Pepco Holdings issued a press release announcing its third quarter 2003 operating results. The press release is furnished as Exhibit 99 to this Form 8-K.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PEPCO HOLDINGS, INC.
(Registrant)

October 23, 2003   By: /s/ A. W. WILLIAMS
     DATE   Andrew W. Williams
                                           Senior Vice President and
                                           Chief Financial Officer

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